===============================================================================


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 11-K



(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the fiscal year ended        December 31, 1995
                                     -------------------------------


                                      OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]

           For the transitional period from            to
                                            ----------    ----------

           Commission file number          1-7850
                                  -----------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


              SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          SOUTHWEST GAS CORPORATION
               5241 Spring Mountain Road, Post Office Box 98510
                         Las Vegas, Nevada 89193-8510
                               (702) 364-3104


==============================================================================


FINANCIAL STATEMENTS AND EXHIBITS.


Listed below are all financial statements and exhibits filed as part of this annual report:

  (a) Financial statements, including statements of net assets available for benefits as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995 and notes to financial statements, together with the report thereon of Arthur Andersen LLP, independent public accountants (Pages 4-13).

  (b)  Consent of Arthur Andersen LLP, independent public accountants.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Employees' Investment Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                      SOUTHWEST GAS CORPORATION
                      EMPLOYEES' INVESTMENT PLAN





                      By   MICHAEL O. MAFFIE
                           -------------------------
                           Michael O. Maffie
                           Director, President and
                           Chief Executive Officer
                           Southwest Gas Corporation


Dated:  June 25, 1996


                          SOUTHWEST GAS CORPORATION

                          EMPLOYEES' INVESTMENT PLAN




                             FINANCIAL STATEMENTS


                    AS OF DECEMBER 31, 1995 AND 1994 AND
                    FOR THE YEAR ENDED DECEMBER 31, 1995


                        TOGETHER WITH AUDITORS' REPORT














                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' Investment Plan Committee,
     Southwest Gas Corporation:

We have audited the accompanying statements of net assets available for benefits of the SOUTHWEST GAS CORPORATION EMPLOYEES' INVESTMENT PLAN (the
Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1995, and reportable transactions for the year ended December 31, 1995, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The individual fund information presented in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is also presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                              ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 25, 1996


                                                   SOUTHWEST GAS CORPORATION
                                                   EMPLOYEES' INVESTMENT PLAN
                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                  YEAR ENDED DECEMBER 31, 1995
                                                                             FUND INFORMATION
                                                 ------------------------------------------------------------------------
                                                    FUND A         FUND B         FUND C         FUND D         FUND E
                                                 ------------   ------------   ------------   ------------   ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock         $ 45,882,211   $         --   $         --   $         --   $         --
  Mutual fund                                              --     13,496,633             --             --             --
  Money market fund                                        --             --      3,047,883             --             --
  Fixed income fund                                        --             --             --      2,136,813             --
  Window guaranteed return contract                        --             --             --             --        403,443
  Aggressive balanced fund                                 --             --             --             --             --
  Moderate balanced fund                                   --             --             --             --             --
  Conservative balanced fund                               --             --             --             --             --
  Temporary cash investments                           15,026        445,480            643            431          1,645
  Loans to participants (Note 4)                           --             --             --             --             --
                                                 ------------   ------------   ------------   ------------   ------------
                                                   45,897,237     13,942,113      3,048,526      2,137,244        405,088

Dividends and interest receivable                       1,455            411            528             49             20
Contributions receivable:
  Southwest Gas Corporation                            82,736             --            217             --             --
  Participants                                         88,637         71,393         13,340         10,731             --
                                                 ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                $ 46,070,065   $ 14,013,917   $  3,062,611   $  2,148,024   $    405,108
                                                 ============   ============   ============   ============   ============

                                                              FUND INFORMATION
                                                 ------------------------------------------   PARTICIPANT
                                                    FUND F         FUND G         FUND H         LOANS          TOTAL
                                                 ------------   ------------   ------------   ------------   ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock         $         --   $         --    $        --   $         --   $ 45,882,211
  Mutual fund                                              --             --             --             --     13,496,633
  Money market fund                                        --             --             --             --      3,047,883
  Fixed income fund                                        --             --             --             --      2,136,813
  Window guaranteed return contract                        --             --             --             --        403,443
  Aggressive balanced fund                          4,160,896             --             --             --      4,160,896
  Moderate balanced fund                                   --      2,411,628             --             --      2,411,628
  Conservative balanced fund                               --             --        695,155             --        695,155
  Temporary cash investments                          141,524        126,063         23,330         20,363        774,505
  Loans to participants (Note 4)                           --             --             --      3,925,561      3,925,561
                                                 ------------   ------------   ------------   ------------   ------------
                                                    4,302,420      2,537,691        718,485      3,945,924     76,934,728

Dividends and interest receivable                         151            111          2,405            154          5,284
Contributions receivable:
  Southwest Gas Corporation                                --             --             --             --         82,953
  Participants                                         34,227         17,896          4,858             --        241,082
                                                 ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                $  4,336,798   $  2,555,698   $    725,748   $  3,946,078   $ 77,264,047
                                                 ============   ============   ============   ============   ============

                              The accompanying notes are an integral part of this statement.


                                                   SOUTHWEST GAS CORPORATION
                                                   EMPLOYEES' INVESTMENT PLAN
                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                       DECEMBER 31, 1994
                                                                             FUND INFORMATION
                                                 ------------------------------------------------------------------------
                                                    FUND A         FUND B         FUND C         FUND D         FUND E
                                                 ------------   ------------   ------------   ------------   ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock         $ 31,751,121   $         --   $         --   $         --   $         --
  Mutual fund                                              --      9,037,542             --             --             --
  Money market fund                                        --             --      1,838,625             --             --
  Fixed income fund                                        --             --             --      1,747,709             --
  Window guaranteed return contract                        --             --             --             --        856,724
  Aggressive balanced fund                                 --             --             --             --             --
  Moderate balanced fund                                   --             --             --             --             --
  Conservative balanced fund                               --             --             --             --             --
  Temporary cash investments                              548            555            532            598            354
  Loans to participants (Note 4)                           --             --             --             --             --
                                                 ------------   ------------   ------------   ------------   ------------
                                                   31,751,669      9,038,097      1,839,157      1,748,307        857,078

Dividends and interest receivable                       1,116             79          8,288         10,537              2
Contributions receivable:
  Southwest Gas Corporation                           244,187             --             --             --             --
  Participants                                        285,892        194,399         42,275         34,508             --

LIABILITIES                                           (21,171)            --         (8,271)       (10,523)            --
                                                 ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                $ 32,261,693   $  9,232,575   $  1,881,449   $  1,782,829   $    857,080
                                                 ============   ============   ============   ============   ============

                                                              FUND INFORMATION
                                                 ------------------------------------------   PARTICIPANT
                                                    FUND F         FUND G         FUND H         LOANS          TOTAL
                                                 ------------   ------------   ------------   ------------   ------------
ASSETS
Investments, at market value (Notes 2 and 3):
  Southwest Gas Corporation-Common stock         $         --   $         --    $        --   $         --   $ 31,751,121
  Mutual fund                                              --             --             --             --      9,037,542
  Money market fund                                        --             --             --             --      1,838,625
  Fixed income fund                                        --             --             --             --      1,747,709
  Window guaranteed return contract                        --             --             --             --        856,724
  Aggressive balanced fund                          2,707,745             --             --             --      2,707,745
  Moderate balanced fund                                   --      1,715,460             --             --      1,715,460
  Conservative balanced fund                               --             --        479,408             --        479,408
  Temporary cash investments                              570            515            570         53,448         57,690
  Loans to participants (Note 4)                           --             --             --      3,581,695      3,581,695
                                                 ------------   ------------   ------------   ------------   ------------
                                                    2,708,315      1,715,975        479,978      3,635,143     53,773,719

Dividends and interest receivable                          42             23              8            253         20,348
Contributions receivable:
  Southwest Gas Corporation                                --             --             --             --        244,187
  Participants                                         95,383         57,126         14,932             --        724,515

LIABILITIES                                                --             --             --             --        (39,965)
                                                 ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                $  2,803,740   $  1,773,124   $    494,918   $  3,635,396   $ 54,722,804
                                                 ============   ============   ============   ============   ============

                              The accompanying notes are an integral part of this statement.


                                                   SOUTHWEST GAS CORPORATION
                                                   EMPLOYEES' INVESTMENT PLAN
                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                  YEAR ENDED DECEMBER 31, 1995
                                                                             FUND INFORMATION
                                                 ------------------------------------------------------------------------
                                                    FUND A         FUND B         FUND C         FUND D         FUND E
                                                 ------------   ------------   ------------   ------------   ------------
Net investment income:
   Dividends                                     $  2,009,031   $  1,053,157   $    139,193   $    134,043   $         --
   Interest                                            11,191          2,441          1,025            345         33,161
                                                 ------------   ------------   ------------   ------------   ------------
                                                    2,020,222      1,055,598        140,218        134,388         33,161
                                                 ------------   ------------   ------------   ------------   ------------
Realized gain (loss) on investments                  (397,654)        24,660             --          4,598             --
                                                 ------------   ------------   ------------   ------------   ------------
Unrealized appreciation
   of investments during year                       8,699,016      2,268,240             --        138,486             --
                                                 ------------   ------------   ------------   ------------   ------------
Contributions:
   Southwest Gas Corporation                        2,211,200             --          7,498             --             29
   Participants                                     2,624,692      1,804,334        359,500        310,238             --
                                                 ------------   ------------   ------------   ------------   ------------
                                                    4,835,892      1,804,334        366,998        310,238             29
                                                 ------------   ------------   ------------   ------------   ------------
Distributions to participants
   and beneficiaries (Note 5)                        (935,285)      (410,315)      (113,391)      (116,623)       (31,811)
                                                 ------------   ------------   ------------   ------------   ------------
Transfers between funds                              (413,819)        38,825        787,337       (105,892)      (453,351)
                                                 ------------   ------------   ------------   ------------   ------------
Net increase (decrease)                            13,808,372      4,781,342      1,181,162        365,195       (451,972)
Net assets available for benefits:
  Beginning of year                                32,261,693      9,232,575      1,881,449      1,782,829        857,080
                                                 ------------   ------------   ------------   ------------   ------------
  End of year                                    $ 46,070,065   $ 14,013,917   $  3,062,611   $  2,148,024   $    405,108
                                                 ============   ============   ============   ============   ============

                                                              FUND INFORMATION
                                                 ------------------------------------------   PARTICIPANT
                                                    FUND F         FUND G         FUND H         LOANS          TOTAL
                                                 ------------   ------------   ------------   ------------   ------------
Net investment income:
   Dividends                                     $     62,136   $     65,142   $     32,331   $         --   $  3,495,033
   Interest                                             1,281            863            331        248,399        299,037
                                                 ------------   ------------   ------------   ------------   ------------
                                                       63,417         66,005         32,662        248,399      3,794,070
                                                 ------------   ------------   ------------   ------------   ------------
Realized gain (loss) on investments                     8,466          9,643          9,106             --       (341,181)
                                                 ------------   ------------   ------------   ------------   ------------
Unrealized appreciation
   of investments during year                         551,941        272,247         55,148             --     11,985,078
                                                 ------------   ------------   ------------   ------------   ------------
Contributions:
   Southwest Gas Corporation                               --             --             --             --      2,218,727
   Participants                                       930,249        556,598        147,380             --      6,732,991
                                                 ------------   ------------   ------------   ------------   ------------
                                                      930,249        556,598        147,380             --      8,951,718
                                                 ------------   ------------   ------------   ------------   ------------
Distributions to participants
   and beneficiaries (Note 5)                         (92,519)      (102,959)       (25,404)       (20,135)    (1,848,442)
                                                 ------------   ------------   ------------   ------------   ------------
Transfers between funds                                71,504        (18,960)        11,938         82,418             --
                                                 ------------   ------------   ------------   ------------   ------------
Net increase (decrease)                             1,533,058        782,574        230,830        310,682     22,541,243
Net assets available for benefits:
  Beginning of year                                 2,803,740      1,773,124        494,918      3,635,396     54,722,804
                                                 ------------   ------------   ------------   ------------   ------------
  End of year                                    $  4,336,798   $  2,555,698   $    725,748   $  3,946,078   $ 77,264,047
                                                 ============   ============   ============   ============   ============

                                    The accompanying notes are an integral part of this statement.


                          SOUTHWEST GAS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS


(1) DESCRIPTION OF PLAN

The following description of the Southwest Gas Corporation Employees' Investment Plan (the Plan), as amended, provides general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     Participants may contribute from 2 to 16 percent of their annual wages before bonuses and overtime. However, contributions may not exceed amounts promulgated in Internal Revenue Code Section 402(g). The Company contributes to the Plan an amount equal to 50 percent of a participant's contribution, not to exceed 3 percent of a participant's annual compensation before bonuses and overtime.

     The Company contributions are invested in Fund A. Upon attaining age 50, participants may transfer 100 percent of the amount representing Company contributions from Fund A to Fund C. All subsequent Company matching contributions for those participants also will be invested in Fund C.

     VESTING

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service as follows:


                                                   VESTED
                   YEARS OF SERVICE              PERCENTAGE
               ------------------------          ----------

               One but less than two . . . . . . . . 20
               Two but less than three . . . . . . . 40
               Three but less than four. . . . . . . 60
               Four but less than five . . . . . . . 80
               Five and over . . . . . . . . . . . .100

  In the event of death, retirement or total disability of a participant, Company contributions become fully vested irrespective of the years of service at the date of termination.

  PAYMENT OF BENEFITS

  If a participant terminates employment with the Company as a result of retirement, death or permanent and total disability, such participant will be entitled to receive an amount equal to the value of his account at the end of the month immediately following termination of employment. Distributions from Fund A will be made in the Company's common stock plus cash in lieu of fractional shares. A participant may apply to the Plan


                          SOUTHWEST GAS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS


  Committee to request a single lump sum payment in cash of the value of the Company's common stock otherwise distributable to the participant. Distributions from other funds will be made in a single lump sum cash payment.

  Distributions under the Plan will begin as soon as practicable, but not later than 60 days following the end of the Plan year in which the participant attains age 65 or terminates employment, if later. No distribution in excess of $3,500 will be made to employees who have not reached age 65 at the time of termination of employment without the participant's consent. A participant who is terminated and does not elect to take a distribution will continue to receive his share of investment income on all vested portions of his accounts until reaching the earlier of age 65 or electing to receive distributions from the Plan.

  A participant may in certain circumstances elect to defer receipt of distributions to a date not later than the end of the taxable year in which the participant attains age 70-1/2. All distributions to beneficiaries of a participant must be made within five years after the participant's death.

  PLAN EXPENSES

  Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion. All Plan expenses were paid by the Company for the year ended December 31, 1995.

  PLAN ADMINISTRATION

  Bank of America acts as the trustee and SunGard Employee Benefits Systems performs all recordkeeping activities of the Plan.

(2) VALUATION OF INVESTMENTS

All investments of the Plan, except those held in Fund E, are stated at quoted market value as of the date of the statement. Insurance contracts in Fund E are stated at contract value which approximates fair value. Loans to participants are valued at their outstanding principal amount. Realized gains/losses on investments sold and the unrealized gains/losses on investments held during the year are determined on a revalued cost basis.

(3) FUND DESCRIPTIONS

Employees can currently invest their contributions in any combination of seven investment options (Funds A through D and F through H) in 10 percent increments. Participants can change the allocation of their ongoing contributions, and can transfer amounts they previously contributed to other funds, on a monthly basis in increments of 10 percent. Contributions can no
longer be made to Fund E.   Descriptions of the Plan funds are as follows:

  FUND A - COMMON STOCK
  Contributions are invested in Southwest Gas Corporation common stock.

  FUND B - MUTUAL FUND
  Contributions are invested in the Fidelity Contrafund which seeks capital growth by investing primarily in securities which the management of the fund considers to have better than average prospects for appreciation in value due to the undervalued or out of favor position of the securities.


                          SOUTHWEST GAS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS


  FUND C - MONEY MARKET FUND
  Contributions are invested in the Fidelity Retirement Money Market Portfolio Fund which seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in high-quality, U.S. dollar-denominated money market investments of U.S. and foreign issues.

  FUND D - FIXED INCOME FUND
  Contributions are invested in the Fidelity Investment-Grade Bond Fund which invests in a broad range of fixed-income securities, primarily investment-grade debt securities and preferred stocks.

  FUND E - WINDOW GUARANTEED RETURN CONTRACT
  Contributions are no longer being made to Fund E. Amounts held in Fund E are invested in three-year guaranteed insurance contracts.

  FUND F - AGGRESSIVE BALANCED FUND
  Contributions are invested in the Fidelity Asset Manager: Growth Fund which seeks to maximize total return over the long term by allocating its assets among stocks, bonds, and short-term investments with an emphasis on stocks.

  FUND G - MODERATE BALANCED FUND
  Contributions are invested in the Fidelity Asset Manager Fund which seeks a high total return with reduced risk over the long term by using a balanced mix of stocks, bonds, and short-term investments.

  FUND H - CONSERVATIVE BALANCED FUND
  Contributions are invested in the Fidelity Asset Manager: Income Fund which seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, and short-term investments with an emphasis on short-term investments.

  PARTICIPANT LOANS
  These funds are the result of loans to participants in the Plan (see
  Note 4).

(4) PARTICIPANT LOANS

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants' investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus two percent. Principal and interest payments on a Participant's loan will be credited to the Participant's investment accounts in the same ratio as ongoing contributions.

(5) FORFEITURES

The nonvested balances forfeited by participants who withdrew from the Plan during the year ended December 31, 1995 was $10,573. The market value of the nonvested portion of a withdrawing participant account is reallocated to the remaining participants in the Plan.


                          SOUTHWEST GAS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS


(6) PLAN EQUITY

Plan equity at December 31, 1995 and 1994 includes requests for withdrawal from terminated participants with aggregate market values of $142,716 and $625,510, respectively. These amounts were paid subsequent to year end.

At December 31, 1995, the Trustee held for the Plan the following:

                                                                FUND
                    ---------------------------------------------------------------------------------------------
                        A           B           C           D           E           F           G           H
                    ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Shares or units
 held by Trustee    2,603,246     354,988   3,047,883     289,541     403,443     274,285     152,153      59,927
                    =========   =========   =========   =========   =========   =========   =========   =========

Market value
  per unit          $   17.63   $   38.02   $    1.00   $    7.38   $    1.00   $   15.17   $   15.85   $   11.60
                    =========   =========   =========   =========   =========   =========   =========   =========

(7) PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.

(8) FEDERAL INCOME TAXES

In March 1996, the Company received a favorable determination letter from the Internal Revenue Service stating that the Plan, amended and restated effective December 1, 1994, qualifies for deferred tax treatment of contributions under
Section 401(k) of the Internal Revenue Code. This determination also includes the plan amendments discussed in Note 9. It is the opinion of the Employees' Investment Plan Committee (the Plan Committee) that the Plan, as amended and as currently operating, is tax exempt and in compliance with all applicable provisions of the Internal Revenue Code.

(9) PLAN AMENDMENTS

The Plan Committee approved certain technical corrections to the Plan in February 1996. These technical corrections clarified Plan language to better match the actual administration of the Plan. Additionally, in May 1996, the Plan Committee approved an amendment reflecting changes to certain definitions included in the Plan document.


                          SOUTHWEST GAS CORPORATION                          SCHEDULE I
                          EMPLOYEES' INVESTMENT PLAN

           ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1995

                                            Number of                      Fair Market
                                             Shares           Cost            Value
                                            ---------     ------------     ------------
Common Stock
  Southwest Gas Corporation [1]             2,603,246     $ 39,647,446     $ 45,882,211

Equity Mutual Fund
  Fidelity Contrafund                         354,988       10,938,587       13,496,633

Money Market Fund
  Fidelity Retirement Money
  Market Fund                               3,047,883        3,047,883        3,047,883

Fixed Income Fund
  Fidelity Investment Grade Bond Fund         289,541        2,044,097        2,136,813

Window Guaranteed Return Contract
  Hartford Insurance Annuity
  Contract-93                                 258,385          258,385          258,385
  Hartford Insurance Annuity
  Contract-94                                 145,058          145,058          145,058

Aggressive Balanced Fund
  Fidelity Asset Manager: Growth Fund         274,285        3,835,030        4,160,896

Moderate Balanced Fund
  Fidelity Asset Manager Fund                 152,153        2,246,187        2,411,628

Conservative Balanced Fund
  Fidelity Asset Manager: Income Fund          59,927          651,754          695,155

Temporary Cash Investments
  Dreyfus Treasury Cash Management Fund       774,505          774,505          774,505
                                                          ------------     ------------
                                                            63,588,932       73,009,167
Participant Loans                                            3,925,561        3,925,561
                                                          ------------     ------------
                                                          $ 67,514,493     $ 76,934,728
                                                          ============     ============

[1] Party in interest



                                                    SOUTHWEST GAS CORPORATION                                           SCHEDULE II
                                                    EMPLOYEES' INVESTMENT PLAN

                                           ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                               FOR THE YEAR ENDED DECEMBER 31, 1995

                                                     Purchases                                          Sales
                                            ---------------------------   ---------------------------------------------------------
                                             Number of                      Number of                     Original
Description                                 Transactions       Cost       Transactions     Proceeds         Cost           Gain
- ----------------------------------------    ------------   ------------   ------------   ------------   ------------   ------------
Dreyfus Treasury Cash Management Fund           478        $ 17,370,895       288        $ 17,751,289   $ 17,751,289   $          -
Southwest Gas Corporation Common Stock *         25           6,481,191         3             651,464        634,273         17,191
Fidelity Contrafund                              24           2,670,204         7             504,014        463,715         40,299












* The Southwest Gas Corporation Common Stock shares which are distributed to terminated or withdrawing participants are not included in this schedule; however, a realized gain (loss) is recognized on the statement of changes in net assets available for plan benefits.

                                       13